September 8, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2024
Filed February 27, 2025
File No. 000-26823

Ladies and Gentlemen:

Alliance Resource Partners, L.P. (the “Partnership,” “we” or “our”) acknowledges receipt of the letter dated September 5, 2025, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024, File No. 000-26823, filed with the Commission on February 27, 2025 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to advise the Staff promptly when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We would expect to submit a formal response on or before October 17, 2025 assuming we do not encounter issues which would require materially more time than that to complete.  If we have any questions while we are preparing our responses, we may request a call with the Staff for clarification purposes.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713) 758-3708 or Brenda Lenahan at (212) 237-0133.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Cary P. Marshall
Cary P. Marshall
Sr. Vice President and Chief Financial Officer

Cc:	Steven C. Schnitzer
Alliance Resource Partners, L.P.

David P. Oelman
Vinson & Elkins L.L.P.

Brenda K. Lenahan
Vinson & Elkins L.L.P.